BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

March 27, 2006 and March 31, 2006

Item 3: Press Release

March 27, 2006 and April 3, 2006

Item 4: Summary of Material Change

On March 27, 2006, Augusta announced the commencement of a 20,000-meter diamond drill program at its Rosemont, Arizona, copper/molybdenum project. The objectives of the program are as follows:

-	Increase the current measured and indicated resource by upgrading the existing inferred resource at the Rosemont deposit.
-	Provide better definition of near surface oxide -copper mineralization.
-	Provide better definition of silver and gold mineralization in the Rosemont deposit.
-	Acquire geotechnical data to support pit slope designs.
-	Initiate exploration for additional resources in the Broadtop Butte area.

On April 3, 2006, Augusta announced that it had fully exercised its option to purchase the Rosemont property in Pima County Arizona. On March 31, 2006, the Company paid the remaining balance of $CAD 16.1 million, under its purchase option agreement. Augusta now owns a 100% interest in the Rosemont property subject to a 3% NSR.

Item 5: Full Description of Material Change

On March 27, 2006, the Company announced the commencement of a 20,000-meter diamond drill program at its Rosemont, Arizona, copper/molybdenum project. The program will have several objectives:

-	Increase the current measured and indicated resource by upgrading the existing inferred resource at the Rosemont deposit.
-	Provide better definition of near surface oxide -copper mineralization.
-	Provide better definition of silver and gold mineralization in the Rosemont deposit.
-	Acquire geotechnical data to support pit slope designs.
-	Initiate exploration for additional resources in the Broadtop Butte area.

Rosemont Mineral Resources

The Rosemont copper deposit contains 6,450,000,000 lbs of copper equivalent (442,000,000 tons at 0.73% Cu equivalent) in the Measured and Indicated Category and a further 1,930,000,000 lbs (145,000,000 tons at 0.67% Cu equivalent) in the inferred category at a 0.2% Cu cut-off. (Equivalency calculation based on a price ratio of $1.25/lb Cu to $18.00/lb Mo, with no applied recovery factors.)

Program Details

1) Resource Upgrade
The copper resource remaining in the Inferred category of the previously announced Rosemont Mineral Resource presents an attractive opportunity to add significantly to the Rosemont Measured and Indicated Mineral Resources. The drilling program will focus primarily on this opportunity to expand the existing Rosemont resource.

2) Oxide Cu Program
Augusta has also embarked on a study of the potential for a leachable oxide copper deposit in the upper part of the Rosemont deposit. This study is prompted by existing drill-core assays for acid-leachable copper, and the observation of locally abundant malachite, chrysocolla and similar copper minerals in old core from three main rock types that overlay the sulphide deposit: andesite, arkosic sediments and quartz monzonite intrusive. The amenability to acid-leach extraction of copper from all three of these rock types is currently being tested in column-leach tests at Mountain States R&D International in Tucson, Arizona. The upcoming drilling campaign, in conjunction with a recently started program of re-assaying the old core for oxide-copper material, will further define the limits and grade of potentially leachable oxide copper in the upper part of the Rosemont deposit.

3) Silver and Gold Mineralization
The Rosemont deposit contains significant, but still incompletely quantified, amounts of silver and gold.
Anaconda and Anamax only partially assayed core for silver and gold, so Augusta has embarked on a program of assaying old core that will permit inclusion of gold and silver grades in future resource calculations.

4) Geotechnical Studies
Augusta has contracted Call & Nicholas, Inc. of Tucson, Arizona, to carry out the geotechnical studies necessary to determine pit slopes and other parameters necessary for pit designs. Drilling for subsurface geotechnical data will be carried out in the current program under the technical supervision of Call & Nicholas.

5) Broadtop Butte Exploration
Broadtop Butte carries a Historical Resource, estimated by Anamax in 1979, of 8,800,000 tons averaging 0.77% Cu and 0.04% Mo. Several holes in the current Augusta program will test for extensions of this historical resource. Success in this initial program would lead to more intensive exploration of this deposit. Augusta has not done the work necessary to verify the classification of the Broadtop Butte resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore the resource figures, should not be relied upon by investors. However, given that this resource estimate outlines significant mineralization, it is considered relevant.

Qualified Person
This drill program will be conducted under the guidance and supervision of Mike Clarke, VP Exploration for Augusta Resource. Dr. Clarke, who is a designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data generated. Mr. Bill Rose of WLR Consulting, an independent Qualified Person, will update the Mineral Resources.

Also, on April 3, 2006, the Company announced that it had fully exercised its option to purchase the Rosemont property in Pima County Arizona. On March 31, 2006 the Company paid the remaining balance of $CAD 16.1 million, under its purchase option agreement. Augusta now owns a 100% interest in the Rosemont property subject to a 3% NSR.

Gil Clausen, President and Chief Executive Officer said “The 100% ownership of Rosemont gives us added flexibility as we advance through permitting and feasibility work. With the proceeds from the Private Placement announced on March 17, 2006, Augusta expects to be fully funded through to a project financing decision.”

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers

Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer,
Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 7th day of April 2006.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary